February 22, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (312)279-1710</u>

Michael B. Berman
Executive Vice President and Chief Financial Officer
Equity Lifestyle Properties, Inc.
Two North Riverside Plaza
Chicago, Illinois 60606

Re: Equity Lifestyle Properties Inc.
    Form 10-K for the year ended December 31, 2005
    File no. 001-11718

Dear Mr. Berman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Robert F. Telewicz Jr.
                      Senior Staff Accountant